Exhibit 99.1



<u>For Immediate Release</u>

FDA Approves Alcon's OPTI-FREE® RepleniSH® MPDS

FORT WORTH, Texas – October 12, 2005 – Alcon, Inc. (NYSE: ACL), announced today that the U.S. Food and Drug Administration (FDA) has cleared OPTI-FREE® RepleniSH® Multipurpose Disinfecting Solution (MPDS) for all soft contact lenses including silicone hydrogel lenses. This new formulation is designed to be compatible with silicone hydrogel lenses, the fastest growing lens materials in the U.S. today

OPTI-FREE® RepleniSH™ MPDS contains TEARGLYDE™, a unique, powerful wetting system. Recent scientific studies demonstrate that OPTI-FREE® RepleniSH™ MPDS with TEARGLYDE™ keeps silicone hydrogel and traditional hydrogel lens surfaces fresh and moist throughout the lens wearing day. OPTI-FREE® RepleniSH™ MPDS is labeled to recondition the lens surface to retain moisture for enhanced comfort.

"Having seen the OPTI-FREE® RepleniSH™ MPDS clinical data, I am extremely impressed with the potential of this contact lens care system to change the way the entire industry thinks about lens care" commented Dr. Walt West, a prominent optometrist. "Alcon has gone beyond merely cleaning and disinfecting to a level of lens reconditioning that provides patients an opportunity to wear contact lenses more comfortably."

"OPTI-FREE® RepleniSH™ MPDS is a significant advancement in the field of contact lens solutions," said Dr. Ralph Stone, Alcon vice president of Consumer Products and Clinical Operations. "Our clinical research clearly demonstrates it was successful in promoting comfort for contact lens wearers. Additionally, OPTI-FREE® RepleniSH™ MPDS increased clinical comfort outcomes in patients who experienced discomfort when wearing the most commonly prescribed contact lens materials. We expect OPTI-FREE® RepleniSH™ MPDS to strengthen our leadership position in contact lens care."

Alcon, Inc. is the world's leading eye care company with sales exceeding $3.9 billion in 2004. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets ophthalmic pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the company's web site at www.alconinc.com.

# # #

**Caution Concerning Forward-Looking Statements.** This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, competition from other multipurpose disinfecting solutions already on the market or new multipurpose disinfecting solutions that may reach the market in the future, challenges inherent in new product manufacturing and marketing, litigation risks and government reimbursement, regulation and legislation. You should read this press release

with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton (Alcon Investor Relations
and Strategic Corporate Communications)
800-400-8599
doug.machatton@alconlabs.com

Ron Hall
Porter Novelli Public Relations
312-856-8888
ron.hall@porternovelli.com

www.alconinc.com